FEDERAL ENERGY REGULATORY COMMISSION 85 ferc P. 61,306
                             WASHINGTON, D.C. 20426

                                November 30, 1998

                                                          Docket No. EC98-54-000

Rochester Gas and Electric Corporation
Attention:  Elizabeth W. Whittle, Esq.
Nixon, Hargrave, Devans & Doyle LLP
One Thomas Circle
Suite 700
Washington, D.C.  20005

Dear Ms. Whittle:

     On August 12, 1998, as amended on October 2, 1998, you filed an application under section 203 of the Federal Power Act seeking Commission authorization for a proposed corporate restructuring of Rochester Gas and Electric Corporation (Rochester G&E). Under the proposed corporate restructuring, Rochester G&E will become a wholly-owned subsidiary of a new holding company, HoldCo, through an exchange of the outstanding shares of Rochester G&E's common stock on a share-for-share basis for shares of HoldCo's common stock. Through this exchange, the present equity owners of Rochester G&E will become the equity owners of HoldCo.

     Notices of the filing and the October 2, 1998 amendment were published in the Federal Register, with comments, protests, or interventions due on or before October 23, 1998. The New York Public Service Commission (New York Commission) filed a notice of intervention and comments that raised no substantive issues. Multiple Intervenors filed a motion to intervene and protest raising two issues. 1/ First, Multiple Intervenors asks that the Commission condition its approval of the proposed restructuring plan on approval of that plan by the New York Commission. Second, Multiple Intervenors asserts that Rochester G&E's application improperly fails to incorporate certain conditions into the restructuring plan that were set forth in the Amended Settlement Agreement that was approved by the New York Commission, and asks that this Commission predicate its approval of the plan on the incorporation of those conditions. In response to Multiple Intervenors' protest, Rochester G&E filed an answer asserting that Multiple Intervenors' arguments are improper and are not relevant to the Commission's determination

---------------------
1/ Multiple Intervenors is an association of sixty large commercial and industrial energy users in New York.

in this proceeding. In any case, Rochester G&E commits to comply with all conditions contained in its restructuring application before the New York Commission, as well as the conditions of the Amended Settlement Agreement approved by the New York Commission.


     Under Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. ss. 385.214 (1998)), the notice of intervention and the timely, unopposed motion to intervene serve to make the New York Commission and Multiple Intervenors parties to this proceeding. Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.213(a)(2) (1998), prohibits an answer to a protest unless otherwise ordered by the decisional authority. We find that Rochester G&E's answer has aided us in understanding the positions of the parties. We will, therefore, accept it.

     Rochester G&E's application is approved as consistent with the public interest, with one condition. Costs incurred by public utilities in connection with the formation of a holding company should be classified as nonoperating expenses, and recorded in Account 426.5 (Other Deductions), because they do not relate to the utility operations of the public utilities. 2/ Therefore, the transaction should be accounted for as follows: Rochester G&E must charge transaction costs associated with formation of the holding company to Account
426.5 (Other Deductions), if the costs are not passed on to the holding company.

     Multiple Intervenors' request that the Commission conditionally approve the proposed restructuring subject to the approval of the New York Commission is denied. The proposed restructuring will not go forward in any event without the approval of the New York Commission; therefore, there is no need for this Commission expressly to condition its approval on Rochester G&E's obtaining the New York Commission's approval. Multiple Intervenors also object to Rochester G&E's failure to incorporate in its filing here certain conditions set forth in a settlement approved by the New York Commission. Rochester G&E's answer indicates that Rochester G&E is aware of its commitments under the Amended Settlement Agreement and intends to abide by

-------------------
2/ See Wisconsin Electric Power Company, et al., 74 FERCP. P. 61,069 at 61,192
(1996), order on reh'g, 79 FERC P. 61,158 (1997).

them. Additionally, in any event, these conditions are more properly within the purview of the New York Commission, which approved the settlement and the conditions. Therefore, no additional, express condition is necessary.

     By direction of the Commission.




                                               David P. Boergers,
                                                   Secretary.



cc:      All Parties